Filed Pursuant to Rule 433

Registration No. 333-132416

LINCOLN NATIONAL CORPORATION

$800,000,000 7% CAPITAL SECURITIES DUE 2066

Issuer:	Lincoln National Corporation (“LNC”)

Title of Securities:	7% Capital Securities due 2066

Ratings:	Moody’s: Baa2 (Stable); S&P: A- (Stable); Fitch: A- (Stable); AM Best: bbb+ (Stable)*

Maturity Date:	May 17, 2066

Optional Redemption:	May 17, 2016 and thereafter at par; prior thereto, including, but not limited to, upon a tax event, at the greater of (i) par and (ii) the make-whole redemption amount

Make-Whole Rate:	The treasury rate plus, (x) in the case of a tax event, 50 basis points, and (y) in the case of a redemption for any other reason, 30 basis points

Trade Date:	May 12, 2006

Settlement Date (T+3):	May 17, 2006

Interest During Fixed Rate Period:	7% semi-annually in arrears until May 17, 2016, payable on May 17 and November 17, commencing November 17, 2006, subject to LNC’s right to defer

Interest During Floating Rate Period:	From May 17, 2016, at a floating rate of 3-month LIBOR plus a margin of 235.75 basis points, payable quarterly in arrears on February 17, May 17, August 17 and November 17, subject to LNC’s right to defer

Price to Public (Issue Price):	99.596% plus accrued interest, if any, from May 17, 2006

Price to LNC:	98.596%

Aggregate Principal Amount Offered:	$800,000,000

Format:	SEC Registered

CUSIP/ISIN:	534187 AS 8 / US534187AS84

Joint Bookrunning Managers:	Morgan Stanley & Co. Incorporated; Citigroup Global Markets Inc.; Merrill Lynch & Co.; Banc of America Securities LLC; Goldman, Sachs & Co.; JPMorgan; Lehman Brothers; UBS Investment Bank; Wachovia Securities

Co-Managers:	ABN AMRO Incorporated; BNP Paribas Securities Corp.; BNY Capital Markets, Inc.; Comerica Securities, Inc.; Fifth Third Securities, Inc.; Greenwich Capital Markets, Inc.; HSBC Securities (USA) Inc.; KeyBanc Capital Markets, A Division of McDonald Investments Inc.; Mellon Financial Markets LLC; NatCity Investments, Inc.; Piper Jaffray & Co.; PNC Capital Markets, Inc.; Raymond James & Associates, Inc.; SG Americas Securities, LLC; Wells Fargo Securities, LLC; The Williams Capital Group, L.P.

*An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the capital securities should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Morgan Stanley toll-free 1-866-718-1649, (ii) Citigroup toll-free 1-877-858-5407 or (iii) Merrill Lynch & Co. toll-free 1-866-500-5408.

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